[redacted]

RECEIVED
2015 MAR -2 PM 1:48
SEC / MR

SECURIT 15048303 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Felts - 404-504-3817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

Six Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GLYNDA MORRIS NOTARY PUBLIC EXPIRES GEORGIA AUG. 7, 2015 FULTON COUNTY

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2014

with

Independent Auditors' Report

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2014

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplemental Information

Computation of Net Capital under Rule 15c3-1 (Schedule I) 9

Other Information (Schedule II) 10

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Executive Services Securities, LLC

We have audited the accompanying financial statements of Executive Services Securities, LLC (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Executive Services Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Executive Services Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Executive Services Securities, LLC's financial statements. The supplemental information is the responsibility of Executive Services Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, GA
February 19, 2015

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Current Assets		
Cash	$	202,501
Commissions receivable		465,927
Prepaid expenses		23,897
TOTAL ASSETS	$	692,325

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	123,873
Due to affiliates		7,959
TOTAL CURRENT LIABILITIES		131,832
Member's Equity (Note C)		560,493
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	692,325

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

Revenue	
Commissions	$ 3,823,638
Commission Expense	
Commission expense to outside agents	751,209
NET REVENUE	3,072,429
Operating Expenses (Note B)	
Personnel expense	1,350,598
Marketing and travel expense	48,491
Technology expense	103,855
Occupancy expense	106,257
General and administrative expenses	1,419,760
TOTAL OPERATING EXPENSES	3,028,961
Net Income	$ 43,468

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Balance, December 31, 2013	$ 517,025
Net income	43,468
Balance, December 31, 2014	$ 560,493

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Income	$ 43,468
Adjustments to reconcile net income	
to net cash provided by operating activities	
Increase in:	
Commissions receivable	(46,048)
Prepaid expenses	(855)
Increase in:	
Accounts payable	3,436
NET CASH PROVIDED BY OPERATING ACTIVITIES	1
NET INCREASE IN CASH	1
Cash at Beginning of Year	202,500
Cash at End of Year	$ 202,501

See accompanying notes.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

The Company is wholly owned by National Financial Partners Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Two customers represented approximately 57% of the Company's revenues for the year ended December 31, 2014.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: Effective October 23, 2008 the Company's legal form changed to a limited liability company. As a result of this change, the Company is not subject to federal and state income taxes beginning October 23, 2008. The Company's income or loss is reported on the member's tax return. Therefore, no income tax provision is included in the accompanying financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company could be subject to income tax examinations for its U.S. federal income taxes for the current tax year and previous filings for tax years 2013, 2012 and 2011 still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments, principally receivables and accounts payable, are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2014 and February 19, 2015, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays a base amount of compensation to the affiliate. The base amount is $102,500 per month. In addition, the agreement provides for ESSL to pay additional compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed ESSL's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to ESSL's registered representatives.

The total amount paid under these agreements for the year ended December 31, 2014 was $2,992,894.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $536,596, which was $463,881 in excess of required net capital.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

Computation of Net Capital	
Total member's equity	$ 560,493
Deduct non-allowable assets	
Prepaid expenses	(23,897)
Disallowed receivables	(0)
Net capital	$ 536,596
Computation of Aggregate Indebtedness	
Accounts payable	$ 123,873
Due to affiliates	7,959
Total aggregate indebtedness	$ 131,832
Computation of Minimum Net Capital Requirement	
Net capital	$ 536,596
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $131,832)	8,789
Net capital in excess of requirement	$ 527,807
Percentage of aggregate indebtedness to net capital	24.57%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

OTHER INFORMATION

December 31, 2014

The following statements and computations are not applicable at December 31, 2014, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k)(2)(i) of Rule 15c3-3.